Exhibit 12.1
NASH FINCH COMPANY AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Fiscal Year Ended										Forty Weeks Ended
	December		December		January		January		December		October		October
(In thousands, except ratios)	29, 2001		28, 2002		3, 2004		1, 2005		31, 2005		8, 2005		7, 2006

Fixed Charges:
Interest expense on indebtedness	$35,506		30,429		34,729		27,181		24,732		18,684		20,093

Rent expense (1/3 of total rent expense)	8,803		8,595		9,838		9,901		10,386		7,878		7,774

Total fixed charges	$44,309		39,024		44,567		37,082		35,118		26,562		27,867

Earnings:
Income before provision for income taxes	$36,292		50,132		51,933		19,199		66,866		45,502		7,760

Fixed charges	44,309		39,024		44,567		37,082		35,118		26,562		27,867

Total earnings	$80,601		89,156		96,500		56,281		101,984		72,064		35,627

Ratio	1.82	x	2.28	x	2.17	x	1.52	x	2.90	x	2.71	x	1.28	x

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